UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For July 24, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


Commercial Consolidators Corp. reports that Sales revenue increased 12% to $115.5 million for the year ended February 28, 2002 from $103.5 million for the year ended February 28, 2001. Net after tax earnings for the year decreased 8.8% to $3.0 million, or $0.15 per fully diluted share, from $3.3 million, or $0.18 per fully diluted share, for the same period last year.


Copy of the News Release and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Jarvis
Guy P. Jarvis, Chief Executive Officer
Date:   July 24, 2002







Exhibit 1
News Release
July 24, 2002

COMMERCIAL CONSOLIDATORS REPORTS YEAR END SALES UP 12%

TORONTO, July 24, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC - AMEX & CJ9 - Frankfurt) (the "Company"), is a diversified distributor of business tech-nologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Sales revenue increased 12% to $115.5 million for the year ended February 28, 2002 from $103.5 million for the year ended February 28, 2001. Net after tax earnings for the year decreased 8.8% to $3.0 million, or $0.15 per fully diluted share, from $3.3 million, or $0.18 per fully diluted share, for the same period last year.

The Company's financial results are summarized in the following table:

                                          Year ended           Year ended
                                        Feb. 28, 2002        Feb. 28, 2001
                                              (CDN$000's - CDN GAAP)
---------------------------------------------------------------------------
Sales                                    $115,548                $103,506

Cost of sales                              96,485                  83,114

Gross Profit                               19,063                  20,391
Gross Margin                                16.5%                   19.7%

Expenses                                   16,300                  16,751
Income - before foreign
  exchange, income taxes, and               2,762                   3,641
  amortization of goodwill
Income Margin                                2.4%                    3.5%

Net income                                 $3,031                  $3,325

Net earnings per share (fully diluted)      $0.15                   $0.18
------------------------- -------------------------------------------------

For the fiscal year, sales growth reflects a full 12-months sales contribution from the three acquisitions successfully made during fiscal'01. Overall operating and finance expenses as a percentage of sales decreased in the fiscal year compared to fiscal 2000. Profit margins were lower during the fiscal year due to a shift in the sales mix.

As announced in our Q3 financial statements for the nine months ending Nov.30'01, some changes were made to the Company's accounting policies in an effort to align our statements more in accordance with US GAAP, which requires certain expenditures to be expensed in the period incurred. Subsequently, audited revenue is $115.5 million vs. the $119.2 million reported in the management-prepared unaudited figure previously announced on May 15, 2002. Similarly, the audited net income is $3.0 million vs. the $5.7 million reported in the previously reported management-prepared unaudited figure.
As the Company has expanded organically and by acquisition, specifically over the past two years, considerable capital was deployed to facilitate this growth and to ensure our sales momentum could be maintained, some of which was required to be expensed under US GAAP.

"Our overall fiscal 2002 performance reflect the Company's continued growth in an extremely challenging environment," states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We are encouraged by our successful diversification over the past two years, both by products and by geographic markets."

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Exhibit 2
BC FORM 53-901F
July 24, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

July 24, 2002

ITEM 3	PRESS RELEASE

Issued July 24, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. reports that Sales revenue increased 12% to $115.5 million for the year ended February 28, 2002 from $103.5 million for the year ended February 28, 2001. Net after tax earnings for the year decreased 8.8% to $3.0 million, or $0.15 per fully diluted share, from $3.3 million, or $0.18 per fully diluted share, for the same period last year.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Jarvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 24th day of July 2002.

"Guy P. Jarvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


                                  Schedule "A"

         COMMERCIAL CONSOLIDATORS REPORTS YEAR END SALES UP 12%

TORONTO, July 24, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC - AMEX & CJ9 - Frankfurt) (the "Company"), is a diversified distributor of business tech-nologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Sales revenue increased 12% to $115.5 million for the year ended February 28, 2002 from $103.5 million for the year ended February 28, 2001. Net after tax earnings for the year decreased 8.8% to $3.0 million, or $0.15 per fully diluted share, from $3.3 million, or $0.18 per fully diluted share, for the same period last year.

The Company's financial results are summarized in the following table:

                                          Year ended           Year ended
                                        Feb. 28, 2002        Feb. 28, 2001
                                              (CDN$000's - CDN GAAP)
---------------------------------------------------------------------------
Sales                                    $115,548                $103,506

Cost of sales                              96,485                  83,114

Gross Profit                               19,063                  20,391
Gross Margin                                16.5%                   19.7%

Expenses                                   16,300                  16,751
Income - before foreign
  exchange, income taxes, and               2,762                   3,641
  amortization of goodwill
Income Margin                                2.4%                    3.5%

Net income                                 $3,031                  $3,325

Net earnings per share (fully diluted)      $0.15                   $0.18
------------------------- -------------------------------------------------

For the fiscal year, sales growth reflects a full 12-months sales contribution from the three acquisitions successfully made during fiscal'01. Overall operating and finance expenses as a percentage of sales decreased in the fiscal year compared to fiscal 2000. Profit margins were lower during the fiscal year due to a shift in the sales mix.

As announced in our Q3 financial statements for the nine months ending Nov.30'01, some changes were made to the Company's accounting policies in an effort to align our statements more in accordance with US GAAP, which requires certain expenditures to be expensed in the period incurred. Subsequently, audited revenue is $115.5 million vs. the $119.2 million reported in the management-prepared unaudited figure previously announced on May 15, 2002. Similarly, the audited net income is $3.0 million vs. the $5.7 million reported in the previously reported management-prepared unaudited figure.
As the Company has expanded organically and by acquisition, specifically over the past two years, considerable capital was deployed to facilitate this growth and to ensure our sales momentum could be maintained, some of which was required to be expensed under US GAAP.

"Our overall fiscal 2002 performance reflect the Company's continued growth in an extremely challenging environment," states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We are encouraged by our successful diversification over the past two years, both by products and by geographic markets."

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer